Exhibit 19.1

ANNOVIS BIO, INC.

INSIDER TRADING POLICY

(Adopted July 31, 2019)

This Insider Trading Policy is designed to help persons understand the federal securities laws relating to insider trading and describes certain prohibited transactions in securities of Annovis Bio, Inc. (the “Company”) and, in certain cases, the securities of other companies. It also provides general guidelines with respect to maintaining the confidentiality of information that has not yet been publicly disclosed.

This policy is intended to promote compliance with federal securities laws. However, each person is ultimately responsible for ensuring that he or she does not violate state or federal securities laws or this policy. Violation of the securities laws can result in significant civil and criminal penalties (including fines and jail) and other liabilities. In addition, persons who violate this Insider Trading Policy will be subject to appropriate disciplinary action by the Company, up to and including dismissal.

This Policy contains four Sections:

Section I. General.

This section contains the general Insider Trading Policy of the Company, applicable to every director, officer, employee and associate (including consultants) of the Company (each a “Covered Person”).

Section II. Additional Trading Restrictions for Insiders.

Directors, officers and other personnel whom the Company designates as regularly having access to or generate material, non-public information (the “Insiders”) are subject to additional restrictions on the purchase and sale of the Company’s securities, which are set forth in Section II.

Section III. Certification.

Please read this Insider Trading Policy carefully and sign and return the attached certification.

Please contact the Chief Financial Officer with any questions about this Insider Trading Policy, who will coordinate with the Company’s attorneys with respect to questions that arise in connection with this policy. Please keep a copy of this policy for future reference.

SECTION I

GENERAL

INSIDER TRADING

The insider trading laws prohibit persons from buying or selling securities while in possession or aware of material, non-public information (as defined below) or passing on such information (“tipping”) to others who buy or sell securities. These laws apply to trading in the Company’s securities while in possession or aware of material, undisclosed information and also to trading in the securities of other companies about which the person has acquired information in the course of his or her employment or association with the Company.

This policy applies to all types of securities transactions, including purchases and sales of stocks, bonds, debentures, options, puts, calls, and other securities.

RESTRICTIONS

Insider Trading Restrictions

If any Covered Person is in possession or aware of material, non-public information relating to the Company or any of its subsidiaries, or information that might affect the market value of securities of any other company that is obtained in the course of employment by, service as a director of, or other association with, the Company or any of its subsidiaries, neither that Covered Person, any related person (e.g., spouse, parent, child or sibling) nor any person living in his or her household may buy or sell the Company’s securities or the securities of such other company (including options or other derivative securities related to such securities), or engage in any other actions that would take advantage of, or pass on to others, that information. This prohibition continues whenever and for as long as the Covered Person knows material, non-public information.

Additional Prohibited Transactions

The Company considers it improper and inappropriate for any Company personnel to engage in short-term or speculative transactions involving the Company’s securities. It is also the Company’s policy that Covered Persons may not engage in any of the following activities with respect to the Company’s securities at any time: (i) “short” sales (sales of securities which are not owned by the seller at the time of the sale), (ii) sales “against the box” (sales of securities which are owned at the time of sale but are not delivered promptly), and (iii) buying or selling puts or calls or other derivative instruments based on the Company’s securities. In addition, it is generally illegal for any director or executive officer of the Company to engage in short sales or sales against the box.

Transactions By Family Members

The same restrictions that apply to a Covered Person also apply to his or her family members or to other persons living in his or her household. Each Covered Person is expected to be responsible for his or her related family and household member’s compliance with the terms of this policy.

DEFINITIONS

“Material” information is any information for which there is a substantial likelihood that a reasonable investor would consider it important in making a decision to buy, sell or hold the securities of a company. In other words, any information, which reasonably could be expected to affect the price of the stock to which it relates is “material” information. This can be positive or negative information. It is important to remember that materiality will always be judged with the benefit of hindsight. When in doubt, a Covered Person should assume that the information is material, and treat it accordingly.

While it is impossible to provide a complete list, some examples of information that could be “material” are:

•	financial results, reports or projections;
•	early indications of clinical trial results;
•	known but unannounced clinical trial results;
•	known but unannounced analyses of clinical trial results;
•	news of a pending or proposed merger, acquisition, divestiture or tender offer;
•	securities offerings, changes in dividend policy or declarations of stock splits;
•	changes in dividend policy;
•	calls, redemptions or purchases of a company’s own securities;
•	significant changes in the Company’s operations;
•	changes in top management;
•	initiation or settlement of significant litigation or governmental investigation or other governmental action;
•	significant developments related to intellectual property;
•	industry information;
•	substantial changes in accounting methods; and
•	changes in debt ratings or problems relating to debt service or liquidity.

“Non-public” information is any information which has not been disclosed generally to the marketplace or the investing public. Information becomes public when it has been released through appropriate channels, such as a press release or governmental filing, and enough time has passed after such a release for the investing public to receive and evaluate the information. The appropriate interval following public disclosure will depend on the nature and complexity of the information. As a general rule it would be appropriate to refrain from trading for at least three business days after the initial release of the information. At that point, and not before, the information is considered “public.” All information that a Covered Person learns about the Company (or any other company in connection with his or her employment or service as a director) is potentially “insider” information until publicly disclosed.

“Tipping” is the passing along of material, non-public information to others. Penalties for tipping can apply whether or not the Covered Person derives benefit from another’s actions. Recommending or hinting that others buy or sell securities when the Covered Person possesses or is aware of material non-public information, even without telling them why, can still be unlawful.

SAFEGUARDING CONFIDENTIAL INFORMATION

Treat all sensitive, non-public information about the Company (or any other company) as confidential and proprietary to that company. Do not disclose such information to others (such as family members, relatives, business or social acquaintances) who do not have a legitimate need for such information in connection with the Company’s business. Treat all such information carefully and avoid inadvertent or indirect disclosure of it. Even within the Company, confidential information should be distributed to or discussed with others only on a need-to-know basis, and those people should be told that the information is confidential. Be careful that conversations are not overheard on elevators, airplanes or other public places; do not leave confidential documents on conference tables, desks or otherwise unguarded; and take whatever steps are reasonably necessary to keep confidential information from being disclosed. This prohibition applies also to inquiries about the Company that may be made by the financial press, investment analysts or others in the financial community. Such inquiries should be referred to the Chief Financial Officer or another authorized representative of the Company.

STOCK OPTIONS, WARRANTS, ETC.

The exercise of stock options in accordance with their terms, standing alone, is not considered “insider trading” under the Company’s policy, but please note that “exercise and sell” or “cashless exercise” transactions (i.e., the concurrent sale of stock acquired upon the exercise of an option to cover the option price, withholding for taxes and/or broker’s commission) or any similar transaction involving a sale of the Company’s securities into the market or otherwise involving a third party and the Company would be covered by this policy.

Please note that, in all instances, this policy applies to sales of stock acquired upon the exercise of stock options.

SECTION II

ADDITIONAL TRADING RESTRICTIONS FOR INSIDERS

The general Insider Trading Policy in Section I applies to all Covered Persons. Insiders are subject to certain additional restrictions on transactions in the Company’s securities to reduce the risk of securities law violations or the appearance of impropriety with respect to such transactions. This Section II outlines those procedures.

PRE-CLEARANCE OF TRADES

Insiders must pre-clear with the Chief Financial Officer at least one day in advance of each proposed purchase, sale or other transfer of Company securities, other than purchases or sales pursuant to a plan known as a “Rule 10b5-1 Plan,” as to which an Insider should consult a financial advisor or attorney if the Insider is interested (see the section below regarding Rule 10b5-1 Plans). Insiders requiring pre-clearance will be notified by the Company. The purpose of this additional pre-clearance requirement is to allow an Insider to confirm that the status of corporate disclosure does not preclude lawful transactions involving the Company’s securities. Unless such confirmation is received, the transaction should not be undertaken.  After receiving clearance to engage in a transaction, the Insider should either complete it (including settlement) within one week or submit a new request. Any advice will relate solely to the restraints imposed by this policy and will not constitute advice regarding the investment aspects of any transaction.

Even if pre-clearance is received, the Insider and any family member sharing the household with the Insider may not trade in the Company’s securities if the Insider is in possession of material, non-public information. The procedures set forth herein are in addition to the general provisions included in Section I and are not a substitute for those provisions. These restrictions are also in addition to the legal requirements that may otherwise apply to an Insiders’ transactions under Section 16 of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 144 under the Securities Act of 1933.

EXCEPTIONS

10b5-1 Plans

SEC Rule 10b5-1 under the Exchange Act provides a defense from insider trading liability if trades occur pursuant to a pre-arranged “trading plan” that meets specified conditions (a “trading plan”). A trading plan must be a binding contract, an instruction or a written plan that specifies the amount, price and date on which securities are to be purchased or sold, and it must be established at a time when the Insider does not possess material non-public information. If such a plan exists, the Insider can claim a defense to insider trading liability if the transactions under the trading plan occur at a time when the Insider has subsequently learned material non-public information. Arrangements under the rule may specify amount, price and date through a formula or may specify trading parameters that another person has discretion to administer, but the Insider must not exercise any subsequent discretion affecting the transactions, and if the Insider’s broker or any other person exercises discretion in implementing the trades, the Insider must not influence the broker’s or other person’s actions and the broker or other person must not possess any material non-public information at the time of the trades. Trading plans can be established for a single trade or a series of trades.

It is important to document promptly the details of a trading plan. Please note that, in addition to the requirements of a trading plan described above, there are a number of additional procedural conditions that must be satisfied before a person can rely on a trading plan.

SECTION III

CERTIFICATION

The undersigned hereby certifies that he/she has read and understands, and agrees to comply with, the Company’s Insider Trading Policy.

Date: ______________________	Signature: _____________________________________________
Name: ____________________________________________